Exhibit 99.3
BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	March 31,
	2008	2009
ASSETS
Cash and cash equivalents (including restricted cash of $21,214 and $26,751 at December 31, 2008 and March 31, 2009, respectively)	$81,775	$81,367
Contracts receivable, net	7,452	6,902
Notes receivable (net of allowance of $52,029 and $49,180 at December 31, 2008 and March 31, 2009, respectively)	340,644	324,642
Prepaid expenses	9,801	13,377
Other assets	27,488	31,391
Inventory	503,269	511,143
Retained interests in notes receivable sold	113,577	114,573
Property and equipment, net	109,501	108,944

Total assets	$1,193,507	$1,192,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$24,900	$10,341
Accrued liabilities and other	52,283	48,458
Deferred income	29,854	23,188
Deferred income taxes	91,802	95,112
Receivable-backed notes payable	249,117	256,614
Lines-of-credit and notes payable	222,739	228,333
Junior subordinated debentures	110,827	110,827

Total liabilities	781,522	772,873

Commitments and contingencies (Note 9)

Shareholders’ Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 90,000 shares authorized; 33,996 shares issued at December 31, 2008 and March 31, 2009	339	340
Additional paid-in capital	182,654	183,842
Treasury stock, 2,756 common shares at both December 31, 2008 and March 31, 2009, at cost	(12,885)	(12,885)
Accumulated other comprehensive income, net of income taxes	3,173	4,726
Retained earnings	209,186	212,739

Total Bluegreen Corporation shareholders’ equity	382,467	388,762
Non-controlling interest	29,518	30,704

Total Equity	411,985	419,466

Total liabilities and shareholders’ equity	$1,193,507	$1,192,339

Note:	The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.
See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Revenues:
Gross sales of real estate	$119,378	$53,753
Estimated uncollectible VOI notes receivable	(16,367)	(7,898)
Gain on sale of VOI notes receivable	8,245	—

Sales of real estate	111,256	45,855

Other resort and communities operations revenue	17,870	14,676
Interest income	9,961	18,493
Other income, net	265	—

	139,352	79,024

Costs and expenses:
Cost of real estate sales	30,958	12,105
Cost of other resort and communities operations	12,687	10,623
Selling, general and administrative expenses	87,669	41,391
Interest expense	4,949	7,335
Other expense, net	—	535

	136,263	71,989

Income before non-controlling interests and provision for income taxes	3,089	7,035
Provision for income taxes	855	2,296

Net income	2,234	4,739
Less: net income attributable to non-controlling interests	838	1,186

Net income attributable to Bluegreen Corporation	$1,396	$3,553

Net income per common share:
Basic	$0.04	$0.11

Diluted	$0.04	$0.11

Weighted average number of common and common equivalent shares:
Basic	31,241	31,087

Diluted	31,490	31,087

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Operating activities:
Net income	$2,234	$4,739
Adjustments to reconcile net income to net cash used in operating activities:
Non-cash stock compensation expense	807	1,189
Depreciation and amortization	3,933	3,445
Gain on sale of VOI notes receivable	(8,245)	—
Loss on disposal of property and equipment	3	64
Estimated uncollectible notes receivable	16,409	7,961
Provision for deferred income taxes	855	2,296
Interest accretion on retained interests in notes receivable sold	(2,676)	(5,810)
Proceeds from sales of notes receivable	56,743	—
Change in operating assets and liabilities:
Contracts receivable	(2,738)	550
Notes receivable	(64,369)	8,041
Inventory	(24,726)	(7,874)
Prepaid expenses and other assets	(5,078)	(7,888)
Accounts payable, accrued liabilities and other	6,923	(24,644)

Net cash used in operating activities	(19,925)	(17,931)

Investing activities:
Purchases of property and equipment	(4,319)	(2,503)
Proceeds from the sale of property and equipment	—	10
Cash received from retained interests in notes receivable sold	9,513	7,381

Net cash provided by investing activities	5,194	4,888

Financing activities:
Proceeds from borrowings collateralized by notes receivable	45,126	29,808
Payments on borrowings collateralized by notes receivable	(56,096)	(22,682)
Proceeds from borrowings under lines-of-credit facilities and other notes payable	53,256	8,804
Payments under lines-of-credit facilities and other notes payable	(20,331)	(3,245)
Payments on 10.50% senior secured notes	(55,000)	—
Payment of debt issuance costs	(130)	(50)
Proceeds from exercise of stock options	24	—

Net cash (used)/provided by financing activities	(33,151)	12,635

Net decrease in cash and cash equivalents	(47,882)	(408)
Cash and cash equivalents at beginning of period	144,973	81,775

Cash and cash equivalents at end of period	97,091	81,367
Restricted cash and cash equivalents at end of period	(21,740)	(26,751)

Unrestricted cash and cash equivalents at end of period	$75,351	$54,616

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Supplemental schedule of non-cash operating, investing and financing activities:

Property and equipment acquired through financing	$243	$—

Retained interests in notes receivable sold	$9,623	$—

Net change in unrealized gains in retained interests in notes receivable sold	$(2,257)	$2,567

See accompanying notes to condensed consolidated financial statements.

BLUEGREEN CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
1. Organization and Significant Accounting Policies
We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.
The financial information furnished herein reflects all adjustments consisting of normal recurring items that, in our opinion, are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. The results of operations for the three months ended March 31, 2009, are not necessarily indicative of the results to be expected for the year ending December 31, 2009. For further information, refer to our audited consolidated financial statements for the year ended December 31, 2008, which are included in our 2008 Annual Report on Form 10-K (“Annual Report”).
Organization
We provide Colorful Places to Live and Play® through our resorts and residential communities businesses. Our resorts business (“Bluegreen Resorts”) acquires, develops, markets, sells and manages real estate-based vacation ownership interests (“VOIs”) in resorts generally located in popular, high-volume, “drive-to” vacation destinations. VOIs in our resorts typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in our Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Members in our Bluegreen Vacation Club may stay in any of our 50 participating resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 3,700 resorts and other vacation experiences such as cruises and hotel stays. Additionally, Bluegreen Vacation Club members who acquired or upgraded their VOIs on or after July 1, 2006, also have access to 18 Shell Vacation Club (“Shell”) resorts, through our Select Connections™ joint venture with Shell. Shell is an unaffiliated privately-held resort developer.
Our residential communities business (“Bluegreen Communities”) acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers who seek to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities.
Principles of Consolidation
Our consolidated financial statements include the accounts of all of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest. The only non-wholly owned subsidiary that we consolidate is Bluegreen/Big Cedar Vacations, LLC (the “Bluegreen/Big Cedar Joint Venture”), as we hold a 51% equity interest in the Bluegreen/Big Cedar Joint Venture, have an active role as the day-to-day manager of the Bluegreen/Big Cedar Joint Venture’s activities, and have majority voting control of the Bluegreen/Big Cedar Joint Venture’s management committee. We do not consolidate our statutory business trusts formed to issue trust preferred securities as these entities are each variable interest entities in which we are not the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN No. 46R”). The statutory business trusts are accounted for under the equity method of accounting. We have eliminated all significant intercompany balances and transactions.
Use of Estimates
United States generally accepted accounting principles (“GAAP”) require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings Per Common Share
We compute basic earnings per common share by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed in the same manner as basic earnings per share, but also gives effect to all dilutive stock options and unvested restricted stock using the treasury stock method.
During the first quarter of 2008, a total of 7,000 common shares were issued as a result of stock option exercises. No common shares were issued during the first quarter of 2009 as a result of stock option exercises. There were approximately 1.3 million and 2.7 million stock options not included in diluted earnings per common share during the three months ended March 31, 2008 and 2009, respectively, because the effect would be anti-dilutive.
The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Three Months Ended
	March 31,
	2008	2009
Basic and diluted earnings per share – numerator:
Net income	$1,396	$3,553

Denominator:
Denominator for basic earnings per share — weighted-average shares	31,241	31,087
Effect of dilutive securities:
Stock options and unvested restricted stock	249	—

Denominator for diluted earnings per share — adjusted weighted-average shares	31,490	31,087

Basic earnings per common share	$0.04	$0.11

Diluted earnings per common share	$0.04	$0.11

Retained Interests in Notes Receivable Sold
When we sell our notes receivable either pursuant to our vacation ownership receivables purchase facilities (more fully described in Note 2) or through term securitizations, we evaluate whether or not such transfers should be accounted for as a sale pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) and related interpretations. The evaluation of sale treatment under SFAS No. 140 involves legal assessments of the transactions, which include determining whether the transferred assets have been isolated from us (i.e., put presumptively beyond our reach and the reach of our creditors, even in bankruptcy or other receivership), determining whether each transferee has the right to pledge or exchange the assets it received, and ensuring that we do not maintain effective control over the transferred assets through an agreement that either: (1) entitles and obligates us to repurchase or redeem the assets before their maturity; or (2) provides us with the ability to unilaterally cause the holder to return the assets (other than through a cleanup call).
In connection with such transactions, we retain subordinated tranches and rights to any excess interest spread which are retained interests in the notes receivable sold. Historically we structured such transactions to be accounted for as “off-balance sheet” sales. Gain or loss on the sale of the receivables would depend in part on the allocation of the previous carrying amount of the financial assets involved in the transfer between the assets sold and the retained interests based on their relative fair value at the date of transfer. More recently we structure such sales as “on-balance sheet”.
We consider our retained interests in notes receivable sold as available-for-sale investments and, accordingly, carry them at fair value in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Unrealized gains or losses on our retained interests in notes receivable sold are included in our shareholders’ equity as accumulated other comprehensive income, net of income taxes. Declines in fair value that are determined to be other than temporary are charged to operations.
We measure the fair value of the retained interests in the notes receivable sold initially and on a quarterly basis based on the present value of estimated future expected cash flows using our best estimates of the key assumptions –

prepayment rates, loss severity rates, default rates and discount rates (see Notes 2 and 3 below). Interest on the retained interests in notes receivable sold is accreted using the effective yield method.
Comprehensive Income and Capital Structure
Accumulated other comprehensive income, net of income taxes on our condensed consolidated balance sheets is comprised of net unrealized gains on retained interests in notes receivable sold, which are held as available-for-sale investments. The following table discloses the components of our comprehensive income for the periods presented (in thousands):

	Three Months Ended
	March 31,
	2008	2009
Net income	$2,234	$4,739
Change in net unrealized gains on retained interests in notes receivable sold, net of income taxes	(1,399)	1,553

Total comprehensive income	$835	$6,292

The following table details changes in shareholders’ equity, including changes in equity attributable to Bluegreen shareholders and changes in equity attributable to the non-controlling interests (in thousands):

			Equity Attributable to Bluegreen Shareholders
							Accumulated	Equity
							Other	Attributable to
Common				Additional		Treasury	Comprehensive	Non-
Shares			Common	Paid-in-	Retained	Stock, at	Income, net of	controlling
Outstanding		Total	Stock	Capital	Earnings	Cost	Income Taxes	Interests
33,996	Balance at January 1, 2009	$411,985	$339	$182,654	$209,186	$(12,885)	$3,173	$29,518
—	Net income	4,739	—	—	3,553	—	—	1,186
—	Other comprehensive income	1,553	—	—	—	—	1,553	—
—	Stock compensation	1,189	1	1,188	—	—	—	—

33,996	Balance at March 31, 2009	$419,466	$340	$183,842	$212,739	$(12,885)	$4,726	$30,704

Recently Adopted Accounting Pronouncements
On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) significantly changed the accounting for business combinations. Under SFAS No. 141(R), subject to limited exceptions, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, due diligence and transaction costs incurred to effect a business combination will be expensed as incurred, as opposed to being capitalized as part of the acquisition purchase price. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. The adoption of SFAS No. 141(R) on January 1, 2009 did not impact our results of operations or financial position, but will impact the accounting for future acquisitions, as and when consummated.
On December 4, 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an Amendment of Accounting Research Bulletin (“ARB”) No. 51 (“SFAS No. 160”). SFAS No. 160 establishes new accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (previously referred to as minority interest) as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 became effective for us beginning with our 2009 fiscal year. Upon the initial adoption of this statement, we changed the classification and presentation of the non-controlling interest in the Bluegreen/Big Cedar Joint Venture, which we previously referred to as a minority interest. SFAS No. 160 also changed our presentation of net income on our comprehensive income disclosure and in our statements of cash flows, as well as added additional disclosures related to changes in shareholders’ equity.
Accounting Pronouncements Not Yet Adopted
In April 2009, the FASB issued FASB Staff Position FAS 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments (FAS 107-1), which is effective for interim and annual periods ending after June 15, 2009. FAS 107-1 amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized information in interim reporting periods. The adoption of this pronouncement is not expected to affect our results of operations or financial condition, but will result in additional discussion in our quarterly financial statements.
In April 2009, the FASB issued FASB Staff Position FAS 115-2, FAS 124-2, and Emerging Issue Task Force (“EITF”) 99-20-2, Recognition and Presentation of Other-Than-Temporary Impairments (FAS 115-2), which is effective for interim and annual periods ending after June 15, 2009. FAS 115-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities and retained interest in securities classified as available-for-sale investments to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on such securities in the financial statements. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We are currently evaluating the effects that this pronouncement may have on our financial statements.
In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (FAS 157-4), which is effective for interim and annual periods ending after June 15, 2009. FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale), between market participants at the measurement date under current market conditions. We are currently evaluating the effects that this pronouncement may have on our financial statements.
2. Sales of Notes Receivable
2008 Term Securitization. On March 31, 2008, the Company completed a private offering and sale of $60.0 million of timeshare loan-backed securities (the “2008 Term Securitization”) and recognized a gain on sale of $8.2 million. The total principal amount of the timeshare loans sold totaled $68.6 million, including: (1) $61.4 million of loans in aggregate principal of timeshare loans that were previously transferred under an existing timeshare loans purchase facility with Branch Banking & Trust Company (“BB&T”) (the “BB&T Purchase Facility”); and (2) $7.2 million of timeshare loans owned by Bluegreen immediately prior to the 2008 Term Securitization. BB&T Capital Markets acted as the initial purchaser in the 2008 Term Securitization.
The initial fair value of the retained interest in the 2008 Term Securitization was $11.7 million, and was based upon the following assumptions:

Prepayment rates	31% – 17%
Loss severity rate	38%
Default rates	7% – 1%
Discount rate	13.4%
There were no sales of notes receivable during the three months ended March 31, 2009.

3. Retained Interests in Notes Receivable Sold
Our retained interests in notes receivable sold, which are classified as available-for-sale investments and their associated unrealized gain (losses) are set forth below (in thousands).

	Amortized	Unrealized
As of December 31, 2008:	Cost	Gain (Loss)	Fair Value
2002 Term Securitization	$7,505	$—	$7,505
2004 Term Securitization	8,508	1,037	9,545
2004 GE Purchase Facility	3,380	78	3,458
2005 Term Securitization	16,267	—	16,267
2006 GE Purchase Facility	16,177	(1,687)	14,490
2006 Term Securitization	13,730	670	14,400
2007 Term Securitization	31,145	5,029	36,174
2008 Term Securitization	11,437	301	11,738

Total	$108,149	$5,428	$113,577

	Amortized	Unrealized
As of March 31, 2009:	Cost	Gain (Loss)	Fair Value
2002 Term Securitization*	$7,877	$3,201	$11,078
2004 Term Securitization	8,462	626	9,088
2004 GE Purchase Facility	3,346	711	4,057
2005 Term Securitization	14,919	1,658	16,577
2006 GE Purchase Facility	16,775	(451)	16,324
2006 Term Securitization	12,263	—	12,263
2007 Term Securitization	30,772	1,635	32,407
2008 Term Securitization	12,164	615	12,779

Total	$106,578	$7,995	$114,573

*	Increase in fair value relates to our intent to exercise the servicer option, more fully explained below.
The net unrealized gain on our retained interests in notes receivable sold, which is presented as a separate component of our shareholders’ equity, net of income taxes, was approximately $3.2 million and $4.7 million as of December 31, 2008 and March 31, 2009, respectively.
On April 23, 2009, the Company, acting as servicer, notified the Trustee of BXG Receivables Note Trust 2002-A (“2002 Term Securitization”) of the Company’s exercise of its servicer option, which calls for the full redemption of all classes of notes as of May 8, 2009. As a result of this exercise and the ultimate redemption, the Company, as servicer will exchange cash of approximately $4.2 million and the retained interest in the 2002 Term Securitization for notes receivable and VOI inventory with an estimated fair value totaling approximately $16.0 million. In turn, the Indenture Trustee will pay the note holders of all classes of notes the remaining balance of approximately $15.2 million, representing principal and interest, with the cash payment received from the Company and reserve funds and collection account funds with a balance totaling approximately $11.0 million. We considered the impact of the exercise of this servicer option in determining the fair value of the Company’s retained interest in notes receivable sold in connection with the 2002 Term Securitization as of March 31, 2009 (presented in the table above), which resulted in an increase in fair value as compared to that determined as of December 31, 2008, and a corresponding unrealized gain, all or a portion of which we expect to realize during the second quarter of 2009.

The following assumptions (which are classified as Level 3 inputs under SFAS No. 157) were used to measure the fair value of the above retained interests:

	As of
	December, 31,	March 31,
	2008	2009
Prepayment rates	23% – 4%	25% – 10%
Loss severity rates	3% – 38%	18% – 38%
Default rates	12% – 0%	7.2% – 0%
Discount rates	19.5%	21.2%
These assumptions take into account our intended actions, which can change from time to time, relating to our right to either acquire or substitute for defaulted loans pursuant to the terms of each transaction.
The following table shows the hypothetical fair value of our retained interests in notes receivable sold (excluding the 2002 Term Securitization) based on a 10% and a 20% adverse change in each of the assumptions used to measure the fair value of those retained interests (dollars in thousands):

Hypothetical Fair Value at March 31, 2009
	Prepayment Rate		Loss Severity Rate		Default Rate		Discount Rate
Adverse Change Percentage	10%	20%	10%	20%	10%	20%	10%	20%
2004 Term Securitization	9,024	8,961	9,044	9,000	9,042	8,998	8,753	8,438
2004 GE Purchase Facility	4,033	4,010	4,030	4,003	4,028	3,999	3,902	3,768
2005 Term Securitization	16,507	16,436	16,376	16,174	16,130	15,691	15,926	15,327
2006 GE Purchase Facility	16,257	16,192	15,969	15,615	15,959	15,598	15,680	15,085
2006 Term Securitization	12,206	12,150	12,071	11,880	11,810	11,367	11,752	11,282
2007 Term Securitization	32,346	32,284	32,147	31,886	31,834	31,270	31,427	30,522
2008 Term Securitization	12,780	12,780	12,569	12,363	12,648	12,518	12,384	12,018
The table below summarizes certain cash flows received from and (paid to) our qualifying special purpose finance subsidiaries (in thousands):

	For the three months ended
	March 31,
	2008	2009
Proceeds from new sales of receivables	$56,743	$—
Collections on previously sold receivables	(47,023)	(35,281)
Servicing fees received	2,426	2,057
Purchases of defaulted receivables	(2,518)	(704)
Resales of foreclosed assets	(8,474)	(3,695)
Remarketing fees received	4,696	2,011
Cash received on retained interests in notes receivable sold	9,513	7,381
Cash paid to fund required reserve accounts	(2,660)	(711)
Purchases of upgraded accounts	(8,870)	(219)
In addition to the cash paid for the purchase of defaulted receivables included in the above table, we also acquire delinquent or defaulted receivables from our qualifying special purpose finance subsidiaries in exchange for unencumbered receivables (a process known as substitution). During the three months ended March 31, 2008 and 2009 we provided notes receivable totaling $5.1 million and $19.1 million, respectively, to our qualifying special purpose finance subsidiaries in exchange for delinquent or defaulted receivables of approximately the same amount. Although we are not obligated to repurchase or substitute for delinquent or defaulted notes receivable from our qualifying special purpose finance subsidiaries, we may do so from time to time for various reasons, including the preservation of the value of our retained interest. Delinquent and defaulted receivables received by us in this manner are typically put back in VOI inventory and resold in the normal course of business. Our maximum exposure to loss as a result of our involvement with these special purpose entities is the value of our retained interest.
Quantitative information about the portfolios of VOI notes receivable previously sold without recourse in which we hold the above retained interests is as follows (in thousands):

	As of
	March 31, 2009
		Principal
	Total	Amount
	Principal	of Sold Loans	Balance
	Amount of	60 or More	Owed to Note
	Sold Loans	Days Past Due	Holders
2002 Term Securitization	$16,467	$469	$16,343
2004 Term Securitization	34,370	1,181	32,439
2004 GE Purchase Facility	15,811	535	13,895
2005 Term Securitization	91,887	3,809	84,408
2006 GE Purchase Facility	78,845	3,245	70,394
2006 Term Securitization	78,451	3,107	72,886
2007 Term Securitization	150,158	6,217	135,691
2008 Term Securitization	56,847	2,060	50,745
During the three months ended March 31, 2008, we recorded other-than-temporary decreases in the fair value of three of our VOI receivable transactions totaling approximately $2.7 million. During the three months ended March 31, 2009, we recorded other-than-temporary decreases in the fair value of one of our VOI receivable transactions totaling approximately $0.6 million. The recorded other-than-temporary decreases in the fair value were based on an increase in the discount rates applied to lower estimated future cash flows on our retained interests to reflect the current market for our notes receivable and higher than anticipated defaults in sold notes. These charges have been netted against interest income on our consolidated statements of income.
4. Lines-of-Credit and Receivable-Backed Notes Payable
Lines-of-Credit and Notes Payable
Please refer to our 2008 Annual Report on Form 10-K and to the “Liquidity and Capital Resources” section included in “Item 2 — Management Discussion and Analysis of Financial Condition and Results of Operations” of this report for additional information related to our debt. The table below sets forth the balances of our lines-of-credit and notes payable (in thousands).

	As of
	December 31, 2008		March 31, 2009
		Interest		Interest
	Balance	Rate	Balance	Rate
The GMAC AD&C Facility	$99,776	4.94%	$98,082	5.00%
The GMAC Communities Facility	59,372	4.25%	58,489	4.25%
Wachovia Notes Payable	30,347	2.44 – 2.79%	30,109	2.50 – 2.85%
Wachovia Line-of-Credit	9,949	2.19%	17,949	2.25%
Textron AD&C Facility	15,456	4.50 – 4.75%	16,231	4.50 – 4.75%
Fifth Third Bank Note Payable	3,400	3.44%	3,400	3.50%
Other	4,439	5.86 – 11.03%	4,073	3.63 – 11.03%

Total	$222,739		$228,333

Significant changes during the three months ended March 31, 2009 include:
The GMAC AD&C Facility. During the first quarter of 2009, we repaid $1.7 million of the outstanding balance. Outstanding borrowings under the line bear interest at 30-day LIBOR plus 4.50%. Principal is repaid through agreed-upon release prices as VOIs are sold, subject to periodic minimum required amortization. Interest is due monthly, and all outstanding amounts are due on November 18, 2011.
The GMAC Communities Facility. During the first quarter of 2009, we repaid $0.9 million. Outstanding borrowings under the line bear interest at the prime rate plus 1.00%. Principal is repaid through agreed-upon release prices as lots are sold. Interest is due monthly and outstanding amounts are due in July 2009 ($8.3 million) and September 2009 ($50.2 million). We are discussing the extension of the maturity of this facility with the lender. There can be no assurances that such extension will be obtained on favorable terms, if at all.
The Wachovia Line-of-Credit. During February 2009, we borrowed an additional $8.0 million on this line-of-credit for general corporate purposes. Amounts borrowed under the line bear interest at 30-day LIBOR plus 1.75%. Interest is due monthly and all outstanding amounts are due on July 30, 2009. We are currently discussing the terms of a refinancing of this facility with the lender. There can be no assurances that such refinancing will be obtained on favorable terms, if at all.
Receivable-Backed Notes Payable
The table below sets forth the balances of our receivable-back notes payable facilities (in thousands):

	As of
	December 31, 2008			March 31, 2009
			Balance of Pledged/			Balance of Pledged/
	Debt Balance	Interest Rate	Secured Receivables	Debt Balance	Interest Rate	Secured Receivables
2008 BB&T Purchase Facility	$139,057	2.19%	$167,538	$141,734	2.25%	$174,097
Liberty Bank Facility	43,505	5.75%	48,603	50,942	5.75%	57,783
GE Bluegreen/Big Cedar Receivables Facility	33,725	2.19%	39,681	35,821	2.25%	37,596
Foothill Facility	24,096	4.00%	26,117	21,104	4.00%	23,327
GMAC Receivables Facility	7,698	4.44%	8,737	7,013	4.50%	8,053
Textron Facility	1,036	6.00%	1,194	—	—	—

Total	$249,117		$291,870	$256,614		$300,856

Significant changes during the three months ended March 31, 2009 include:
2008 BB&T Purchase Facility. In the first quarter of 2009, we pledged $13.0 million of VOI notes receivable to this facility and received cash proceeds of $10.8 million. We also had repayments of $8.1 million during 2009. Subsequent to the repayments and borrowings, our remaining availability at March 31, 2009, under this facility was $8.3 million.
In May 2009, we pledged an additional $9.4 million of VOI notes receivable as collateral and received cash proceeds of $7.3 million. Subsequent to this borrowing, our remaining availability on this facility was $3.5 million; however, availability under this facility increases during the revolving advance period as the outstanding balance decreases. The revolving advance period under the 2008 BB&T Purchase Facility will end on May 25, 2009, unless a “take-out” financing (as defined in the applicable facility agreement) occurs prior to this date or such provision is otherwise waived by the lender. We are discussing the extension of the revolving advance period with the lender. There can be no assurances that such waiver will be obtained on favorable terms, or at all.
Liberty Bank Facility. In the first quarter of 2009, we pledged $11.9 million of VOI notes receivable as collateral for this facility and received cash proceeds of $10.7 million. We also repaid $3.3 million. Subsequent to the repayments and borrowings, our remaining availability under this facility was $24.1 million at March 31, 2009; however, availability under this facility increases during the revolving advance period as the outstanding balance decreases.

GE Bluegreen/Big Cedar Receivables Facility. During the first quarter of 2009, we received $4.7 million in cash proceeds, which represents an additional borrowing up to the 97% borrowing, with no additional VOI receivables being pledged.
In April 2009, we pledged an additional $6.0 million of VOI notes receivable as collateral and received cash proceeds of $5.9 million. The advance period under this facility expired on April 16th, 2009; therefore, we do not have any future availability under this facility.
Foothill Facility. In the first quarter of 2009, we pledged $4.1 million of VOI notes receivable as collateral for this facility and received cash proceeds of $3.6 million, net of facility fees. We also repaid $6.9 million. Subsequent to the repayments and borrowings our remaining availability at March 31, 2009, was $8.9 million; however, availability under this facility increases during the revolving advance period as the outstanding balance decreases.
5. Common Stock and Stock Option Plans
Bluegreen Corporation Common Stock
The Board of Directors has approved an amendment, subject to shareholder approval, that would amend Article 3 of our Restated Articles of Organization to increase the number of authorized shares of Common Stock from 90,000,000 shares to 140,000,000 shares. The Amendment will have no impact on the relative rights, powers and limitations of the Common Stock, and holders of Common Stock do not have preemptive rights to acquire or subscribe for any of the additional shares of Common Stock authorized by the Amendment.
Bluegreen Corporation 2008 Stock Incentive Plan
During 2008, the Board of Directors and shareholders approved our 2008 Stock Incentive Plan (referred to within this section as the “Plan”), which provides for the issuance of restricted stock awards and for the grant of options to purchase shares of our Common Stock. The Plan currently limits the total number of shares of Common Stock available for grant under the Plan to 4,000,000 shares. The Board of Directors has approved an amendment to the Plan, subject to shareholder approval, that would increase the aggregate number of shares available for grant under the Plan to 10,000,000 shares as well as increase the number of shares of restricted stock and the number of shares underlying stock options which may be granted during any calendar year to covered employees of the Company and the number of shares underlying options which may be granted to any person under the Plan during any calendar year to the full amount of shares available for grant under the Plan.
Share-Based Compensation Plans
We granted 406,214 shares of restricted stock to certain employees during the three months ended March 31, 2008. There were no restricted stock grants during the three months ended March 31, 2009.
Total compensation costs related to stock-based compensation, for directors and employees, charged against income during the three months ended March 31, 2008 and 2009, was $0.8 million and $1.2 million, respectively. The following table presents certain information related to our unrecognized compensation for our stock based awards as of March 31, 2009:

	Weighted
	Average
	Recognition	Unrecognized
As of March 31, 2009	Period	Compensation
	(in years)	(000’s)
Stock Option Awards	3.1	$6,371
Restricted Stock Awards	3.9	$9,863

A summary of our stock option activity during the three months ended March 31, 2009 is presented below (in thousands, except price per option data):

		Weighted Average	Number of
	Outstanding	Exercise Price	Options
	Options	Per Option	Exercisable
	(in shares, 000’s)
Balance at December 31, 2008	2,709	$9.91	871
Granted	—	—
Forfeited	—	—
Expired	(19)	$8.24
Exercised	—	—

Balance at March 31, 2009	2,690	$9.93	852

A summary of the status of the Company’s non-vested restricted stock awards as of March 31, 2009, and activity during the three months ended March 31, 2009, is as follows:

		Weighted-Average
	Number	Grant-Date
Unvested Restricted Stock Awards	of Shares	Fair Value
	(in shares, 000’s)
Unvested at December 31, 2008	1,417	$8.14
Granted	—	—
Vested	(4)	$6.09
Forfeited	—	—

Unvested at March 31, 2009	1,413	$8.15

6. Inventory
Our inventory holdings, summarized by division, are set forth below (in thousands).

	As of
	December 31,	March 31,
	2008	2009
Bluegreen Resorts	$342,779	$350,471
Bluegreen Communities	160,490	160,672

	$503,269	$511,143

Bluegreen Resorts inventory as of December 31, 2008, consisted of land inventory of $42.3 million, $87.9 million of construction-in-progress and $212.6 million of completed VOI units. Bluegreen Resorts inventory as of March 31, 2009, consisted of land inventory of $41.1 million, $27.6 million of construction-in-progress and $281.8 million of completed VOI units.
Total interest expense capitalized to construction in progress was $5.0 million and $881,000 for the three months ended March 31, 2008 and 2009, respectively.
7. Business Segments
We have two reportable business segments – Bluegreen Resorts and Bluegreen Communities. Bluegreen Resorts develops markets and sells VOIs in our resorts, through the Bluegreen Vacation Club, and provides resort management services to resort property owners associations. Bluegreen Communities acquires large tracts of real estate, which are subdivided, improved (in some cases to include a golf course on the property and other related amenities) and sold, typically on a retail basis as homesites. Our reportable segments are business units that offer different products. The reportable segments are each managed separately because they sell distinct products with different development, marketing and selling methods.
We evaluate the performance of and allocate resources to each business segment based on its respective field operating profit. We define field operating profit as operating profit prior to the allocation of corporate overhead, interest income, other income or expense items, interest expense, income taxes, and income attributable to non-controlling interest. Inventory, notes receivable and fixed assets are the only assets that we evaluate on a segment basis — all other assets are only evaluated on a consolidated basis. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.
Information for our business segments is as follows (in thousands):

	Bluegreen	Bluegreen
	Resorts	Communities	Total
For the Three Months Ended March 31, 2008
Sales of real estate	$90,347	$20,909	$111,256
Other resort and communities operations revenue	13,962	3,908	17,870
Depreciation expense	1,906	407	2,313
Field operating profit	5,797	3,869	9,666

	Bluegreen	Bluegreen
	Resorts	Communities	Total
For the Three Months Ended March 31, 2009
Sales of real estate	$43,520	$2,335	$45,855
Other resort and communities operations revenue	13,196	1,480	14,676
Depreciation expense	1,304	391	1,695
Field operating profit	7,559	(1,622)	5,937

	Bluegreen	Bluegreen
	Resorts	Communities	Total
As of December 31, 2008
Notes receivable, net	$336,229	$4,415	$340,644
Inventory	342,779	160,490	503,269
Fixed assets	69,677	26,694	96,371

	Bluegreen	Bluegreen
	Resorts	Communities	Total
As of March 31, 2009
Notes receivable, net	$320,259	$4,383	$324,642
Inventory	350,471	160,672	511,143
Fixed assets	54,549	27,403	81,952

Reconciliations to Consolidated Amounts
Field operating profit for our reportable segments reconciled to our consolidated income before provision for income taxes and non-controlling interest is as follows (in thousands):

	For the Three Months
	Ended March 31,
	2008	2009
Field operating profit for reportable segments	$9,666	$5,937
Interest income	9,961	18,493
Other income (expense), net	265	(535)
Corporate general and administrative expenses	(11,854)	(9,525)
Interest expense	(4,949)	(7,335)

Income before non-controlling interests and provision for income taxes	$3,089	7,035

Depreciation expense for our reportable segments reconciled to our consolidated depreciation expense is as follows (in thousands):

	For the Three Months
	Ended March 31,
	2008	2009
Depreciation expense for reportable segments	$2,313	$1,695
Depreciation expense for corporate fixed assets	1,084	1,291

Consolidated depreciation expense	$3,397	$2,986

Assets for our reportable segments reconciled to our consolidated assets (in thousands):

	As of
	December 31,	March 31,
	2008	2009
Notes receivable for reportable segments	$340,644	$324,642
Inventory for reportable segments	503,269	511,143
Fixed assets for reportable segments	96,371	81,952
Assets not allocated to reportable segments	253,223	274,602

Total assets	$1,193,507	$1,192,339

Geographic Information
Sales of real estate by geographic area are as follows (in thousands):

	For the Three Months
	Ended March 31,
	2008	2009
United States	$109,448	$44,241
Aruba	1,808	1,614

Consolidated totals	$111,256	$45,855

Total assets by geographic area are as follows (in thousands):

	As of
	December 31,	March 31,
	2008	2009
United States	$1,183,176	$1,181,635
Aruba	10,331	10,704

Total assets	$1,193,507	$1,192,339

8. Income Taxes
We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With certain exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.
We evaluate our tax positions based upon FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. Based on an evaluation of uncertain tax provisions, we are required to measure tax benefits based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement. In accordance with our accounting policy, we recognize interest and penalties related to unrecognized taxes as a component of general and administrative expenses.
On May 1, 2009, we received tax assessment notices from the North Carolina Department of Revenue informing us of its proposal to assess the Company with taxes, interest, and penalties totaling approximately $0.5 million. These assessment notices relate to corporate income tax returns filed by the Company for fiscal years 2004, 2005 and 2006. We plan to vigorously challenge this assessment.
As of March 31, 2009, we had no amounts recorded for uncertain tax positions.
9. Contingencies
Bluegreen Resorts
Tennessee Tax Audit
In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $652,000 of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. We believe the attempt to impose such a tax is contrary to Tennessee law and intend to vigorously oppose such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference and no further action has to date been initiated yet by the State of Tennessee. While the timeshare industry has been successful in challenging the imposition of sales taxes on the use of accommodations by timeshare owners, there is no assurance that we will be successful in contesting the current assessment.
Shore Crest Claim
We filed suit against the general contractor with regard to alleged construction defects at our Shore Crest Vacation Villas resort in South Carolina, including deficiencies in exterior insulating and finishing systems that have resulted in water intrusion; styled Shore Crest Vacation Villas II Owners Association, Inc., Bluegreen Corporation vs. Welbro Constructors, S.C., Inc. et al. Case No.: 04-CP-26-500 and Shore Crest Vacation Villas Owners Association, Inc., Bluegreen Vacations Unlimited, Inc., as successor to Patten Resorts, Inc. and as successor to Bluegreen Resorts, Inc. vs. Welbro Constructors Inc. et al. Case No. 04-CP-26-499. We sought to recover costs to repair these deficiencies from the defendants. On October 15, 2008, this matter was settled with the general contractor and other defendants collectively agreeing to pay $4.6 million. Bluegreen received the full amount of the settlement in 2009, and is holding this amount as restricted cash pending completion of the repairs. As of March 31, 2009, we had accrued $1.5 million related to this matter to cover Bluegreen’s estimated share of the final total cost of correcting the construction deficiencies at this project.
Kelly Fair Labor Standards Act Lawsuit
In Cause No. 08-cv-401-bbc, styled Steven Craig Kelly and Jack Clark, individually and on behalf of others similarly situated v. Bluegreen Corporation, in the United States District Court for the Western District of Wisconsin, two former sales representatives brought on July 28, 2008, a lawsuit in the Western District of Wisconsin on behalf of themselves and putative class members who are or were employed by us as sales associates and compensated on a commission-only basis. Plaintiffs claim that we violated the Fair Labor Standards Act (“FLSA”), and that they and the collective class are or were covered, non-exempt employees under federal wage and hour laws, and are entitled to minimum wage and overtime pay consistent with the FLSA. In the complaint, Plaintiffs seek unpaid compensation (minimum wage and overtime), liquidated damages, interest, costs, attorneys’ fees and other legal and equitable relief as the Court deems just and proper. In February of 2009, the Court granted conditional class certification to the Plaintiffs.
Pennsylvania Attorney General Lawsuit
On October 28, 2008, in Cause No. 479 M.D. 2008, styled Commonwealth of Pennsylvania Acting by Attorney General Thomas W. Corbett, Jr. v. Bluegreen Corporation, Bluegreen Resorts, Bluegreen Vacations Unlimited, Inc. and Great Vacation Destinations, Inc., Commonwealth Court of Pennsylvania, the Commonwealth of Pennsylvania acting through its Attorney General filed a lawsuit against Bluegreen Corporation, Bluegreen Resorts, Bluegreen Vacations Unlimited, Inc. and Great Vacation Destinations, Inc. (a wholly owned subsidiary of Bluegreen Corporation) alleging violations of Pennsylvania’s Unfair Trade Practices and Consumer Protection Laws. The lawsuit alleges that we have used, or are using, sales and marketing methods or practices that are unlawful under Pennsylvania law and seeks a permanent injunction preventing us from using such methods and practices in the future. The lawsuit also seeks civil penalties against us and restitution on behalf of Pennsylvania consumers who may have suffered losses as a result of the alleged unlawful sales and marketing methods and practices. The lawsuit does not seek to permanently restrain us or any of our affiliates from doing business in the Commonwealth of Pennsylvania. While there is no assurance that a resolution will be reached, the parties are currently engaged in negotiations to resolve this litigation.
Bluegreen Communities
Mountain Lakes Mineral Rights
Bluegreen Southwest One, L.P., (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Cause No. 28006; styled Betty Yvon Lesley et a1 v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. #et al. in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions do not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third parties for development. The Court further ruled that Southwest is the sole holder of the right to lease the minerals to third parties. The order granting the plaintiffs’ motion was severed into a new cause styled Cause No. 28769 Betty Yvon Lesley et a1 v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. #et al. in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al.; in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the Plaintiffs as an executive rights holder. As a result of this decision, there are no damages or attorney’s fees are owed the Plaintiffs. It is unknown whether Plaintiffs will file an appeal to the Supreme Court of Texas. As of March 31, 2009, we had accrued $1.5 million in connection with the issues raised related to the mineral rights claims.

Separately, one of the amenity lakes in the Mountain Lakes development did not reach the expected water level after construction was completed. Owners of homesites within the Mountain Lakes subdivision and the property owners Association of Mountain Lakes have asserted cross claims against Southwest and Bluegreen regarding such failure as part of the Lesley litigation referenced above as well as in Cause No. 067-223662-07; Property Owners Association of Mountain Lakes Ranch, Inc. v. Bluegreen Southwest One, L.P. et al.; in the 67th Judicial District Court of Tarrant County, Texas. Southwest continues to investigate reasons for the delay of the lake to fill and currently estimates that the cost of remediating the condition will be approximately $3.4 million. Additional claims may be pursued in the future in connection with these matters, and it is not possible at this time to estimate the likelihood of loss or amount of potential exposure with respect to any such matters.
10. Restructuring Charges
During the fourth quarter of 2008, we implemented strategic initiatives in the Resort Division for the purpose of reducing sales, conserving cash, and conserving availability under our receivables credit facilities. The restructuring involved incurring costs associated with lease termination obligations, the write down of certain fixed assets, and employee severance and benefits. The remaining unpaid liability as of March 31, 2009 and December 31, 2008 are included as a component of Accrued Liabilities on our Condensed Consolidated Balance Sheets. Restructuring costs were accounted for in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.
Activity during the three months ended March 31, 2009 related to the restructuring liability, as well as our remaining liability, were as follows:

			Cash
	Liability at	Charges and	Payments	Liability at
	December 31,	Other	made	March 31,
	2008	Adjustments	during 2009	2009
Severance and benefit-related costs(1)	$3,540	$41	$2,958	$623
Lease termination obligations(2)(3)	4,079	—	534	3,545
Other	349	8	241	116

Total Restructuring	$7,968	$49	$3,733	$4,284

(1)	Includes severance payments made to employees, payroll taxes and other benefit related costs in connection with the terminations of over 3,000 employees.

(2)	Includes costs associated with noncancelable property and equipment leases that we have ceased to use, as well as termination fees related to the cancellation of certain contractual lease obligations. Included in this amount are future minimum lease payments in excess of estimated sublease income, fees and expenses for which the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” were satisfied.

(3)	Continuing lease obligations will be paid monthly through November 2012.
Additional restructuring expenses of $483,000 were incurred during the three months ended March 31, 2009 and are included in the “Other expenses, net” in the accompanying Statement of Income.